

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 2011

Via Email
Mr. Moshe N. Gavrielov
Chief Executive Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

   Re: **Xilinx, Inc.**
      Form 10-K for the Fiscal Year Ended April 2, 2011
      Filed May 31, 2011
      Form 10-Q for the Quarter Ended July 2, 2011
      Filed August 9, 2011
      File No. 000-18548

Dear Mr. Gavrielov:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin L. Vaughn

        Kevin L. Vaughn
        Accounting Branch Chief